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                                                                       EXHIBIT 3

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

THE FOLLOWING MANAGEMENT'S DISCUSSION AND ANALYSIS ("MD&A") SHOULD BE READ IN CONJUNCTION WITH THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND TWELVE-MONTH PERIODS ENDED DECEMBER 31, 2002 AND 2001 AND THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2002. THE CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS AND CASH FLOWS FOR THE TWELVE-MONTH PERIOD ENDED DECEMBER 31, 2001 INCLUDE THE RESULTS OF OUR FORMER MACKENZIE PULP OPERATION ("MACKENZIE") PRIOR TO ITS SALE ON JUNE 15, 2001, EXCLUDE THE EARNINGS OF PACIFICA PAPERS INC. ("PACIFICA") PRIOR TO ACQUISITION (THE "ACQUISITION") ON AUGUST 27, 2001, THE FULL IMPACT ON EARNINGS OF THE CHANGE IN THE COMPANY'S CAPITAL STRUCTURE ARISING FROM THE ACQUISITION AND THE PAYMENT OF A SPECIAL DISTRIBUTION ("SPECIAL DISTRIBUTION") TO SHAREHOLDERS IN AUGUST 2001, AND THE IMPACT OF THE COMPANY'S EQUITY OFFERING ("EQUITY OFFERING") OF $217.7 MILLION IN MAY 2002. THESE EVENTS AFFECT COMPARISONS WITH HISTORICAL RESULTS. THROUGHOUT THE DISCUSSION, REFERENCE IS MADE TO EBITDA, WHICH REPRESENTS OPERATING INCOME PLUS DEPRECIATION AND AMORTIZATION.

Pulp and paper producers saw little evidence of improvement in market conditions during the fourth quarter of 2002, as a result of the continued sluggish performance by U.S. and global economies, unsettled stock markets and flagging consumer confidence.

In response to continued soft newsprint demand, several larger producers announced the closures of higher-cost facilities. The positive impact of stronger demand for most specialty paper grades in the fourth quarter was tempered by increased operating rates. For pulp producers, a combination of increased operating rates and reduced demand led to an unwinding of the modest price gains realized earlier in the year.

The US$50 per tonne price increase announced for August 1, 2002 for North American newsprint customers settled at US$35 per tonne in October. A further US$50 per tonne newsprint price increase has recently been announced for March 1, 2003. Prices for specialty paper grades stabilized in the current quarter. Likewise, containerboard prices were steady during the period. Pulp prices slipped during the last quarter of 2002, but improving industry fundamentals have resulted in a price increase of US$40 per tonne announced for February 1, 2003.

The Company completed its Pacifica-related synergy initiative during the current quarter, ending with total captured synergies of $115 million, nearly double its original $60 million target (see "Update on Synergies" for further comment). However, higher costs, resulting primarily from additional scheduled maintenance downtime and other planned maintenance projects, together with weaker pulp prices, contributed to a sharp decline in EBITDA compared to the previous quarter.


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RESULTS OF OPERATIONS

For the three months ended December 31, 2002, we incurred a net loss of $37.3 million ($(0.18) per common share) and recorded EBITDA of $10.3 million on sales of $405.6 million. This compares to the third quarter of 2002 when we recorded a net loss of $20.1 million ($(0.10) per common share), and EBITDA of $42.4 million on sales of $392.6 million. The net loss for the current quarter included an after-tax foreign exchange gain arising from the translation of U.S. dollar denominated debt ("Translation Gain (Loss) on US$ Debt") of $1.4 million ($0.01 per common share) compared to a Translation Loss on US$ Debt of $4.7 million ($(0.02) per common share) in the preceding quarter. For the same quarter a year earlier, we reported a net loss of $12.0 million ($(0.07) per common share) and EBITDA of $54.1 million on sales of $412.8 million. Net earnings for the quarter ended December 31, 2001 included a Translation Loss on US$ Debt of $5.1 million ($(0.03) per common share), and an after-tax loss of $4.2 million ($(0.02) per common share) related to commodity swaps, reflecting the credit risk of Enron Corp. following its filing for bankruptcy in December 2001. These losses were offset by the amortization of deferred credits on utilization of acquired tax losses of $5.6 million ($0.03 per common share).

For the year ended December 31, 2002, our net loss was $123.3 million ($(0.64) per common share) on sales of $1,482.3 million, compared to net earnings of $44.5 million ($0.32 per common share) on sales of $1,388.7 million for the comparative period in 2001. Our net loss for the current year included an after-tax write-off of deferred financing costs of $10.3 million ($(0.05) per common share), a Translation Gain on US$ Debt of $10.1 million ($0.05 per common share), and a release of future income taxes of $9.7 million ($0.05 per common share). Net earnings for the year ended December 31, 2001 included an after-tax loss of $19.0 million on the sale of Mackenzie ($(0.13) per common share), a Translation Loss on US$ Debt of $14.1 million ($(0.10) per common share), and income tax recoveries totalling $38.9 million ($0.28 per common share), which resulted from a reduction in provincial corporate income tax rates and the amortization of deferred credits upon utilization of acquired tax losses. EBITDA for the year ended December 31, 2002 was $56.6 million, compared to $210.9 million last year.


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THREE MONTHS ENDED DECEMBER 31, 2002
COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 2002

CONSOLIDATED

EBITDA for the three months ended December 31, 2002 was $10.3 million on total sales of $405.6 million, compared to EBITDA of $42.4 million on sales of $392.6 million for the quarter ended September 30, 2002. The positive impact of the North American US$35 per tonne price increase was more than offset by lower pulp prices and higher costs associated with scheduled shutdowns and other planned maintenance projects during the current quarter.

SPECIALTIES

Our specialties paper business generated EBITDA of $13.9 million on sales of $216.1 million for the current quarter, compared to EBITDA of $25.2 million on sales of $195.1 million for the previous quarter.

Higher sales volumes of 247,800 tonnes for the fourth quarter of 2002, an increase of 24,700 tonnes, or 11.1%, from the previous quarter, reflected seasonally higher demand for directory paper, our primary lightweight uncoated grade. The average sales revenue for the current quarter was $872 per tonne, similar to $874 per tonne for the previous quarter, with favourable foreign exchange movements largely offsetting higher freight costs.

The average cost of sales for the current quarter was $782 per tonne, an increase of $53 per tonne, or 7.3%, from the previous quarter. Further improvements in kraft consumption were outweighed by higher planned maintenance spending in the current quarter. In addition, higher energy costs and our higher-value sales mix contributed to the increase in costs.

NEWSPRINT

Our newsprint business recorded EBITDA of $(3.0) million on sales of $120.5 million, compared to EBITDA of $0.9 million on sales of $117.1 million for the previous quarter. At 198,800 tonnes, fourth quarter newsprint sales volumes were largely unchanged from the previous quarter.

The average sales revenue for the current quarter was $606 per tonne. The increase of $25 per tonne, or 4.3%, from the preceding quarter was largely a result of the North American market US$35 per tonne price increase and a stronger U.S. dollar relative to the Canadian dollar.

The average cost of sales for the current quarter was $591 per tonne, an increase of $40 per tonne, or 7.3%, from the previous quarter. Lower kraft consumption costs were more than offset, primarily by the previously highlighted higher scheduled maintenance spending, and increased de-inked pulp ("DIP") and energy costs.


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PULP AND CONTAINERBOARD

EBITDA from our pulp and containerboard operations for the fourth quarter of 2002 was $(0.6) million on sales of $69.0 million, compared to EBITDA of $16.3 million on sales of $80.4 million for the quarter ended September 30, 2002.

Pulp and containerboard sales volumes for the current quarter were 117,600 tonnes, a decrease of 9,000 tonnes, or 7.1%, from the previous quarter. This was principally due to the scheduled maintenance shutdown of Crofton's kraft pulp mill and a storm-related power failure at both our operations during the current quarter.

The average pulp and containerboard sales revenue for the current quarter was $587 per tonne, a decrease of $48 per tonne, or 7.6%, from the previous quarter, which, for the most part, reflected the recent weaker pulp prices.

The average cost of sales for pulp and containerboard for the fourth quarter was $559 per tonne, an increase of $80 per tonne, or 16.7%, over the preceding quarter. Aside from the previously noted scheduled maintenance costs and power outage, higher energy costs and declining net realizable values on inventory volumes and values also contributed to the higher unit costs for the current quarter.


THREE MONTHS ENDED DECEMBER 31, 2002
COMPARED TO THREE MONTHS ENDED DECEMBER 31, 2001

CONSOLIDATED

EBITDA for the three months ended December 31, 2002 was $10.3 million on total sales of $405.6 million, compared to EBITDA of $54.1 million on sales of $412.8 million for the comparative period in 2001.

The decline in EBITDA reflects the significant decline of newsprint and specialty paper prices, which more than offset the positive impact of higher synergies realized in the last quarter of 2002.

SPECIALTIES

EBITDA from our specialties paper business was $13.9 million on sales of $216.1 million for the fourth quarter of 2002, compared to $45.3 million on sales of $223.6 million for the same quarter last year.

Sales volumes for the fourth quarter of 2002 were 247,800 tonnes, up 25,700 tonnes, or 11.6%, compared to the same period in 2001, primarily as a result of improved demand for LWC and soft-calendered specialty papers.


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The average sales revenue for the fourth quarter of 2002 was $872 per tonne, a decrease of $135 per tonne, or 13.4%, compared to the corresponding quarter of 2001. This was predominantly due to price erosion over the last year.

The average cost of sales for the fourth quarter of 2002 was $782 per tonne, an increase of $11 per tonne, or 1.4%, from the comparative period in 2001. Additional synergies and lower kraft usage in the current quarter were more than offset by higher scheduled maintenance spending and increased DIP and energy costs.

NEWSPRINT

Our newsprint paper business recorded EBITDA of $(3.0) million on sales of $120.5 million for the three months ended December 31, 2002, compared to EBITDA of $11.4 million on sales of $117.3 million for the same period last year.

Sales volumes for the fourth quarter of 2002 were 198,800 tonnes, which represented an increase of 32,000 tonnes, or 19.2%, compared to the same period in 2001. This was principally the result of higher market-related downtime taken in the last quarter of 2001.

The average sales revenue was $606 per tonne for the fourth quarter of 2002, a decrease of $97 per tonne, or 13.8%, compared to the same period in 2001, reflecting depressed consumer demand.

The average cost of sales for the current quarter was $591 per tonne, an improvement of $15 per tonne, or 2.5%, compared to the same quarter a year earlier. This primarily reflected additional realized synergies and the positive benefit of higher operating rates during the current quarter. These favourable cost movements were partially offset by higher DIP costs and higher planned maintenance spending for the current quarter.

PULP AND CONTAINERBOARD

Total EBITDA for the pulp and containerboard business for the three months ended December 31, 2002 was $(0.6) million, on sales of $69.0 million, compared to EBITDA of $(2.6) million, on sales of $71.9 million, for the same period last year.

Pulp and containerboard sales volumes for the fourth quarter of 2002 were 117,600 tonnes, a decrease of 11,100 tonnes, or 8.6%, from the comparable period in 2001. This was due primarily to additional internal pulp requirements following the closure of the Powell River kraft pulp mill, partly offset by the impact of 27,000 tonnes of market-related downtime taken in the same quarter of 2001.


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The average pulp and containerboard sales revenue for the fourth quarter of
2002 was $587 per tonne, an increase of $28 per tonne, or 5.0%, from the same quarter in 2001. The positive variance was mostly due to improved transaction prices for our containerboard and sawdust-based pulp ("Triax") products.

The average pulp and containerboard cost of sales for the fourth quarter was $559 per tonne, an increase of $13 per tonne, or 2.4%, over the same quarter in 2001. Lower unit fixed costs resulting from higher operating rates in the current quarter were more than offset by higher planned maintenance costs and the impact of declining net realizable values on inventory volumes and values in the fourth quarter of 2002, compared to the same period in 2001.


TWELVE MONTHS ENDED DECEMBER 31, 2002
COMPARED TO TWELVE MONTHS ENDED DECEMBER 31, 2001

CONSOLIDATED

EBITDA for the year ended December 31, 2002 was $56.6 million on total sales of $1,482.3 million, compared to EBITDA for the previous year of $210.9 million on sales of $1,388.7 million.

The decrease in EBITDA of $154.3 million resulted primarily from the adverse market conditions which more than offset the positive impact of our increased specialty papers business and reduced exposure to market pulp, accomplished by the respective Pacifica Acquisition and Mackenzie sale in 2001, and the synergies realized from the former transaction.

Consolidated selling, general and administration ("SG&A") costs for the year ended December 31, 2002 were $65.3 million, a marginal increase of $1.7 million or 2.7% from the previous year. Despite the significant increase in sales volumes arising from the Acquisition, we successfully maintained our SG&A costs at similar levels to 2001, primarily as a result of numerous cost-saving synergies realized during 2002.

SPECIALTIES

Our specialties paper business generated EBITDA of $79.7 million on sales of $752.5 million for the year ended December 31, 2002, compared to EBITDA of $103.2 million on sales of $481.9 million for the comparable year.

For the 2002 fiscal year, sales volumes were 848,100 tonnes, up 376,600 tonnes, or 79.9%, from the same period last year, primarily reflecting increased sales following the Acquisition.


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Our average sales revenue for the year ended December 31, 2002 decreased from
$1,022 per tonne in 2001 to $887 per tonne in 2002, a decrease of $135 per tonne, or 13.2%. A sharp deterioration in pricing was partly offset by the positive impact of realized sales and distribution synergies, and a higher-value sales mix.

The average cost of sales for the year ended December 31, 2002 was $758 per tonne, an improvement of $3 per tonne, or 0.4%, from the same period in 2001. Various synergy-driven furnish, conversion, and overhead cost improvements realized during 2002, together with lower wood fibre costs, were largely offset by higher planned maintenance costs, higher costs associated with our positive sales mix and increased DIP costs.

SG&A costs for the 2002 fiscal year were $30.1 million, an increase of $10.3 million or 52% compared to the previous year. The higher SG&A level primarily reflected the greater proportion of specialties in our total sales volumes resulting from the Acquisition.

NEWSPRINT

EBITDA for the year ended December 31, 2002 was $(22.6) million on sales of $440.6 million, compared to EBITDA of $85.7 million on sales of $489.2 million for the comparative 2001 fiscal year.

Sales volumes in the year ended December 31, 2002 were 749,500 tonnes, an increase of 145,600 tonnes, or 24.1%, compared to 2001. Increased sales volumes following the Acquisition were mostly offset by higher downtime, particularly in the first half of 2002, to balance supply with weaker demand.

Our average sales revenue for the year ended December 31, 2002 was $588 per tonne, a decrease of $222 per tonne, or 27.4%, from the previous year, reflecting the depressed market conditions. A steep decline in prices and, to a lesser extent, higher freight costs related to the weak markets, were partly offset by additional synergies realized in 2002.

The average cost of sales for the year ended December 31, 2002 was $590 per tonne, an improvement of $34 per tonne, or 5.4%, from the corresponding year in 2001. Cost savings arising from realized synergies, together with other cost reductions, including lower kraft consumption and wood fibre costs in 2002, more than offset the impact of additional market-related downtime taken during the current year.

SG&A expenses for the year ended December 31, 2002 were $21.0 million, $5.4 million, or 20.5% less than for the 2001 fiscal year. The reduced amount largely reflects newsprint's lower proportion of total sales volumes in the current year compared to 2001, following the Acquisition.


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PULP AND CONTAINERBOARD

EBITDA from pulp and containerboard operations in the year ended December 31, 2002 was $(0.5) million on sales of $289.2 million, compared to EBITDA of $22.0 million on sales of $417.6 million for the year ended December 31, 2001.

Pulp and containerboard sales volumes for the year ended December 31, 2002 were 492,900 tonnes, a decrease of 176,500 tonnes, or 26.4%. This was substantially due to the reduction in available capacity following the June 2001 sale of Mackenzie and the November 2001 closure of the Powell River pulp mill. This decline was partly offset by market-related downtime taken in 2001.

The average pulp and containerboard sales revenue for the year ended December 31, 2002 was $587 per tonne, a decrease of $37 per tonne, or 5.9%, from the previous year. The impact of lower prices for long-fibre pulp and containerboard products in 2002 was partly offset by a greater component of higher-value containerboard sales in our 2002 sales mix following the sale of Mackenzie.

The average cost of sales for pulp and containerboard for the year ended December 31, 2002 was $559 per tonne, down $6 per tonne, or 1.1%, over the comparable 2001 year. This was primarily due to lower fibre costs and improved unit fixed costs resulting from operating at full capacity in 2002, which more than offset additional costs associated with our higher-value sales mix.

SG&A expenses were $14.2 million for the year ended December 31, 2002, a decrease of $3.2 million, or 18.4%, from 2001. The lower pulp and containerboard SG&A costs reflect the segment's reduced proportion of total sales volumes as a result of the Acquisition and the sale of Mackenzie.

CASH PROVIDED (USED) BY OPERATIONS

Cash flow provided (used) by operating activities, after changes in non-cash working capital, for the quarter ended December 31, 2002 was $56.6 million, compared to $50.9 million for the fourth quarter of 2001 and $(47.1) million for the previous quarter ended September 30, 2002. This was primarily due to a reduction of working capital of $61.2 million for the current quarter that resulted mostly from a favourable movement in receivables collections and the timing of planned maintenance costs. Cash flow provided (used) by operating activities, after changes in non-cash working capital, for the year ended December 31, 2002, was $(2.6) million, compared to $266.2 million for 2001, primarily as a result of the significant decline in earnings and a change in capital structure in late August 2001, following the Special Distribution of $1,490.3 million and the Acquisition.


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INVESTING AND FINANCING ACTIVITIES

Our capital spending for the quarter ending December 31, 2002 totalled $41.7 million, compared to $30.6 million for the same quarter in 2001, and $13.6 million for the third quarter of 2002. Capital spending for the year ended December 31, 2002 was $82.2 million, $10.5 million, or 11.3% lower than $92.7 million for 2001, as we continued to maintain a tight control on capital expenditures.

As of December 31, 2002, the unused operating credit facility available to the Company was $183.1 million. At year-end, we remained in compliance with the covenants under both our credit facilities and bond indentures. However, our consolidated fixed charge ratio was below the 2.0:1 threshold of the bond indentures, which, while not constituting a default, does prohibit the payment of dividends and limit the amount of additional debt that can be incurred outside of the existing credit facilities.

UPDATE ON SYNERGIES

We completed our successful Pacifica synergy initiative at the end of 2002, having captured synergies amounting to $115 million, on an annualized run-rate basis (which assumes operating at full capacity). Of that amount, $110 million related to improvements in EBITDA. Total EBITDA-improving synergies embedded in the results for the current quarter and 2002 fiscal year amounted to $25 million and $80 million, respectively. This compares to $11 million and $13 million, respectively, for the comparative periods in 2001.

OUTLOOK

Economic and political uncertainty clouds the outlook for pulp and paper products for 2003. Concerns over faltering consumer spending, rising oil prices and a possible military conflict with Iraq have been tempered with positive news regarding further proposed US tax reductions and some upbeat economic indicators released in early 2003. Demand is traditionally weak in the first quarter and any meaningful recovery during the year is largely dependent on a sustained increase in paper consumption; a continued slide in the U.S. dollar against global currencies would also strengthen the case for price increases.

Among specialty papers, demand for coated groundwood will benefit from improving magazine advertising levels. The demand for soft-calendered grades is fairly strong but price improvements for both coated and calendered grades will be constrained by anticipated increases in global capacity. Demand for lightweight and other uncoated specialty grades is expected to remain at similar levels to 2002. The announced closures by several large newsprint producers of higher-cost paper machines, and conversion of some facilities to specialty grades, will help to balance supply with demand, but further downtime by major producers may be necessary if


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the forecasted pickup in demand fails to materialize. Further gains in newsprint pricing will likely be contingent upon the improved performance of the US economy and a sustained increase in advertising lineage.

Market conditions for pulp products are expected to improve slowly but steadily through 2003 as a result of improving industry fundamentals. Demand for containerboard is expected to remain sluggish in 2003 but continued matching of supply to demand should help to maintain pricing at relatively stable levels throughout the year.

Given the current climate, we remain conservatively positioned in the event that the forecasted recovery does not materialize and remain committed to balancing our paper production levels with customer demand. With regard to our pulp and containerboard operations, we intend to continue running at full capacity through 2003.

FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, the matters set forth in this report are forward-looking, including statements with respect to expected synergies and the outlook for markets, inventories, production and pricing, and are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements.


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